Mail Stop 4561

March 30, 2007

Mr. Arne M. Sorenson
Executive Vice President and Chief Financial Officer
Marriott International, Inc.
10400 Fernwood Road
Bethesda, MD   20817

>   **Re: Marriott International, Inc.**
>   **Form 10-K for the year ended December 29, 2006**
>   **Filed February 21, 2007**
>   **File No. 001-13881**

Dear Mr. Sorenson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 29, 2006

Consolidated Statement of Income, page 65

1.   We note your disclosure on page 70 that you have reclassified your Timeshare segment note securitization gains from the "Gains and other income" caption to the "Timeshare sales and services" revenue caption. In future filings please additionally expand your disclosure on the face of your statement of income as follows: Timeshare sales and services (including gain on sale of $XXXX).

Note 20 – Business Segments, page 98

2.   You disclose that in 2006 you analyzed your internal reporting process and implemented changes in the fourth quarter that were designed to improve efficiency. You also disclose that you aggregated the brands presented within your North American Full-Service, North American Limited-Service, and International and Luxury segments considering their similar economic characteristics, types of customers, distribution channels, the regulatory business environment of the brands and operations within each segment and your organizational structure and management reporting structure. However, it is not clear to us how you determined that your extended-stay brands met the aggregation requirements set forth in paragraph 17 of SFAS 131. Please provide us with a detailed analysis of each of the requirements in paragraph 17; please additionally address the long-term average gross margins of the brands.

Note 21 – Variable Interest Entities, page 102

3.   You disclose that you manage 15 hotels on behalf of four tenant entities 100 percent owned by CTF, which lease the 15 hotels from third-party owners, and that you do not consolidate the entities since you do not bear the majority of the expected losses. You also disclose that you manage another hotel on behalf of a tenant entity 100 percent owned by CTF, which leases the hotel from a third-party owner, and that you do consolidate the entity since you bear the majority of the expected losses. In light of the fact the you are secondarily responsible for rent payments in the event that there are cash shortfalls and there is no money left in the trusts that were funded by CTF for a majority of the 15 hotels and also the one hotel, please tell us how you came to different conclusions regarding the consolidation of these five entities pursuant to FIN 46(R).

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief